August 18, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Kevin W. Vaughn

Re:	Response to Comments
Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 File No. 000-22345

Ladies and Gentlemen:

This letter responds to the July 30, 2009 comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned matters.  As we discussed with the Staff during our telephone conversations, the purpose of this letter is to furnish the Staff with the proposed responses by Shore Bancshares, Inc. (the “Company”, “we”, “us” and “our”) to each of the Staff’s comments so that any additional concerns may be addressed before we further amend our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Each of the Staff’s comments, as well as our proposed response, is set forth below.

Comment 1.  We note the disclosure that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4.c to Item 404(a) of Regulation S-K.

Response:  Our proxy statement disclosure provided as follows:  “[d]uring the past year Talbot Bank, Centreville National Bank, and Felton Bank have had banking transactions in the ordinary course of their businesses with their directors and officers and with the associates of such persons on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the same time for comparable transactions with others.”  Our use of the term “others” was intended as a reference to unrelated persons.  We will use the words “with persons unrelated to our bank subsidiaries” in future filings.  We hereby confirm the accuracy of that statement, as applied to persons unrelated to our bank subsidiaries and as of the time it was made.

Comment 2.  Please revise to provide the disclosure required by paragraph 26 of SFAS 154 regarding your recent correction of an error.  Please more clearly discuss the nature of the error and provide a tabular reconciliation of the amounts involved before and after the correction.  Clearly label the columns affected on the face of the financial statements as Restated.

August 18, 2009

Response:  We propose to further amend the Form 10-Q for the quarter ended March 31, 2009 to add the following Note 11 to the consolidated financial statements required by paragraph 26 of SFAS 154.

Note 11.  Restatement of Financial Information

On July 2, 2009, the Company reported that the Board of Directors had determined to restate its earnings results for the quarter ended March 31, 2009.  The restatement resulted in an increase in the allowance for credit losses of $1.023 million and a resulting decrease in net income of $665 thousand.  The error, which was discovered during an examination of The Felton Bank by the FDIC, related to a failure to recognize the full losses on certain collateral dependent loans pursuant to SFAS No. 114 in the Bank’s allowance calculation at March 31, 2009.  The loans involved in the error are primarily loans secured by 1-4 family or commercial real estate and/or business assets of the borrowers.  One loan totaling $224 thousand was on nonaccrual at March 31, 2009, while all of the remaining loans were current or less than 90 days past due at March 31, 2009.

The identification of the error did not result in any change to the methodology for determining the allowance for credit losses although management has implemented additional controls to prevent such an error from occurring in the future.  In addition, management reviewed the March 31, 2009 allowance calculations of each of the bank subsidiaries and discussed the error with management at each bank to determine that such error did not exist outside of the Felton Bank at March 31, 2009.

The following table summarizes the impact of the restatement on the Company’s consolidated balance sheet, consolidated statement of income, consolidated statement of changes in stockholders equity and consolidated statement of cash flows as of and for the three months ended March 31, 2009 (in thousands, except per share amounts).

Consolidated Balance Sheet	As Originally Reported	Adjustment	As Restated
Allowance for Credit Losses	$(9,686)	$(1,023)	$(10,709)
Loans, Net	898,432	(1,023)	897,409
Deferred Income Taxes	1,982	358	2,340
Retained Earnings	97,492	(665)	96,827

Consolidated Statements of Income	As Originally Reported	Adjustment	As Restated
Provision for Credit Losses	$912	$1,023	$1,935
Net income before taxes	4,613	(1,023)	3,590
Income tax expense	1,735	(358)	1,377
Net income	2,878	(665)	2,213
Net income available to common shareholders	2,541	(665)	1,876
Basic earnings per common share	0.30	(0.08)	0.22
Diluted earnings per common share	0.30	(0.08)	0.22

August 18, 2009

Consolidated Statement of Changes in Stockholder’s Equity	As Originally Reported	Adjustment	As Restated
Net Income	$2,878	$(665)	$2,213
Retained Earnings	97,492	(665)	96,827

Consolidated Statement of Cash Flows	As Originally Reported	Adjustment	As Restated
Net Income	$2,878	$(665)	$2,213
Net change in other assets	139	(358)	(219)
Provision for credit losses	912	1,023	1,935

The restatement also affects Notes 2, 3, 6 and 7.

Comment 3(a).  Please identify the regulatory agency involved in the identification of the error.

Response:  We have identified the regulatory agency in our proposed Note 11 in response to Comment 2.

Comment 3(b).  More clearly discuss the loans involved, including their type, payment status, accrual status, nature of collateral, and your methodology for determining the related allowance.

Response:  We have discussed the loans involved and the methodology for determining the related allowance in our proposed Note 11 in response to Comment 2.

Comment 3(c):  Discuss any changes made to your methodology in determining the allowance for these loans as a result of the examination.

Response:  The Company’s methodology for determining the adequacy of the allowance for credit losses has not changed as a result of the error.  See information included in our proposed Note 11 in response to Comment 2.

Comment 3(d):  You note that the error was detected in connection with one of your bank subsidiaries.  Disclose how you determined that the nature of the error would not be applicable to the similar loans held by that bank or your other bank subsidiaries.

Response:  We have discussed the fact that this error did not affect other loans of the bank or loans held by our other bank subsidiaries in our proposed Note 11 in response to Comment 2.

Comment 3(e):  Please tell us and consider revising you Form 10-Q as amended for March 31, 2009 as well as your Form 10-Q for June 30, 2009 to disclose whether you had a material weakness in your internal control over financial reporting relating to the error.

Response:  Management did not become aware of the error until June 23, 2009.  The error resulted because certain of the policies and procedures for evaluating and recording loans that make up our internal control over financial reporting were not correctly followed or applied by employees of The Felton Bank with respect to the identified loans at the time our interim financial statements were being prepared.

August 18, 2009

After considering the facts and circumstances surrounding the error, management believes that the failure of management to detect the improper application of the policies and procedures to which we are subject constituted a material weakness in our internal control over financial reporting as of March 31, 2009.  Management has taken steps to ensure, to the extent reasonably possible, that such an error does not re-occur and we have disclosed these steps in Item 4 of Part I of our Quarterly Report on Form 10-Q that was filed with the Commission with respect for the quarter ended June 30, 2009.

With respect to the Staff’s suggestion that we disclose in our quarterly reports, including the Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2009, how we considered whether we had a material weakness in internal control over financial reporting relating to the error, we respectfully believe, for the reasons set forth below, that such disclosure is neither warranted nor required, especially considering the disclosure that we propose to make pursuant to Comment 3(f) (see below).

In Final Rule Release 33-8328 (June 5, 2003) (the “Release”), the Securities and Exchange Commission (the “Commission”) specifically provided that the “rules [adopted under the Sarbanes-Oxley Act of 2002] do not require a company to state the conclusions of the certifying officers regarding the effectiveness of the company’s internal control over financial reporting as of a particular date on a quarterly basis as proposed[.]”  Release, Item II(F)(3).  In reaching this conclusion, the Commission recognized that such an evaluation should be performed “over a period of time that is adequate for [management] to determinate whether, as of the end of the company’s fiscal year, the design and operation of the company’s internal control over financial reporting are effective[,]” such that, as required by the rules, management’s evaluation may be presented in the Annual Report on Form 10-K.  See id., Item II(C)(3).

Disclosure regarding whether we had a material weakness in internal control over financial reporting, and how we considered whether we had such a material weakness, is disclosure about the effectiveness of our internal control over financial reporting, and we believe that the most appropriate place for such a disclosure is our Annual Reports on Form 10-K.

Disclosure in a Quarterly Report on Form 10-Q with respect to internal control over financial reporting is limited to a discussion, in Item 4 of Part II (and not in Item 2 of Part I), of management’s evaluation of “any change in the company’s internal control over financial reporting that occurred during a fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.”  This fact/requirement is borne out by paragraph 4(e) and paragraph 5(a) of the Section 302 certifications to the report that are required from the chief executive officer and the principal accounting officer.

There was no change in our internal control over financial reporting during the quarter ended March 31, 2009 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

August 18, 2009

Comment 3(f).  Please tell us and consider revising your Form 10-Q as amended for March 31, 2009 as well as your Form 10-Q for June 30, 2009 to disclose how the certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the identification of the error that resulted in the restatement of your financial statements.

Response:  We propose to further amend the Form 10-Q, as amended, for the quarter ended March 31, 2009 by revising Item 4 of Part I to read as follows:

Item 4.  Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that Shore Bancshares, Inc. files under the Securities Exchange Act of 1934 with the SEC, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to management, including Shore Bancshares, Inc.’s Chief Executive Officer (“CEO”) and the Principal Accounting Officer (“PAO”), as appropriate, to allow for timely decisions regarding required disclosure.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Prior to May 11, 2009, an evaluation of the effectiveness of these disclosure controls as of March 31, 2009 was carried out under the supervision and with the participation of management, including the CEO and the PAO.  Based on that evaluation, management, including the CEO and the PAO, concluded that our disclosure controls and procedures were, in fact, effective at the reasonable assurance level.  As discussed in the Explanatory Note to this report and in Note 11 to the financial statements presented herein, however, management subsequently became aware that The Felton Bank’s calculation of the allowance for credit losses with respect to several loan relationships did not reflect the full loss exposure as of March 31, 2009 as calculated pursuant to Statement of Financial Accounting Standards No. 114.  In light of this discovery, our disclosure controls and procedures as of March 31, 2009 have since been re-evaluated under the supervision and with the participation of management, including the CEO and the PAO.  Based on such re-evaluation, such officers have now determined that our disclosure controls and procedures were not, in fact, effective at the reasonable assurance level as of March 31, 2009.  Management has taken steps which it believes will ensure, to the extent reasonably possible, that this type of error will not reoccur.

During the first quarter of 2009, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

August 18, 2009

We also intend to include the following Explanatory Note on the cover page of such further amended Form 10-Q for the quarter ended March 31, 2009:

EXPLANATORY NOTE

This Amendment No. 2 on Form 10-Q/A amends the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as amended by Amendment No. 1 on Form 10-Q/A, by (i) adding a new Note 11 to the March 31, 2009 consolidated financial statements presented therein to provide certain disclosures required by Statement of Financial Accounting Standards No. 154 in response to the July 7, 2009 restatement of such consolidated financial statements, and (ii) revising management’s conclusions in Item 4 of Part I with respect to the effectiveness of the registrant’s disclosure controls and procedures as of March 31, 2009.  Except as expressly provided herein, this Amendment No. 2 speaks as of the date of the original filing and the registrant has not updated the disclosures to speak as of a later date.  All information contained in this Amendment No. 2 is subject to updating and supplementing as provided in the registrant’s reports filed with the Securities and Exchange Commission subsequent to the date of the original filing of the Quarterly Report on Form 10-Q.  Pursuant to Exchange Act Rule 12b-15, new certifications are supplied as Exhibits 31.1, 31.2, and 32.

End of Responses

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shore Bancshares, Inc.

By: /s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President and Chief Executive Officer